Exhibit 99.1

Press Release

MakeMyTrip Limited and ibibo Group Announce Transaction to Consolidate their Indian travel businesses

New Delhi, New York, and Johannesburg, 18 October 2016 – Two leading travel groups in India, MakeMyTrip Limited (NASDAQ:MMYT) and ibibo Group (owned by global technology group Naspers Limited (JSE: NPN)), have agreed to pursue a transaction that will combine the two businesses under MMYT, creating one of the leading travel groups in India that provides a one-stop shop for all Indian travellers and serves as a critical partner for travel industry suppliers.

The combination will bring together a bouquet of leading consumer travel brands, including MakeMyTrip, goibibo, redBus, Ryde and Rightstay, which together processed 34.1 mm transactions during FY2016.

The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business. MakeMyTrip brings its strong brand, robust mix of domestic and outbound hotels and packages business and strong position in the air ticketing business. ibibo Group, via its brand goibibo and redBus, comes with a strong presence in various fast growing travel segments including hotels, bus bookings and air ticketing.

Following the closing of the proposed transaction, Founder Deep Kalra will remain Group CEO and Executive Chairman of MakeMyTrip and Co-founder Rajesh Magow will continue to remain CEO India of MakeMyTrip. Founder and CEO of ibibo Group, Ashish Kashyap, will join MakeMyTrip’s executive team as a Co-founder and President of the organization.

Deep Kalra, Chairman and Group CEO of MakeMyTrip, said: “Today’s announcement is a significant step forward for the rapidly growing travel industry in India. We expect this deal to create an even more scalable business with the expertise to transform the booking experience for Indian travellers. I am delighted to be leading such a strong team in our next chapter of high-growth in this dynamic industry.”

Rajesh Magow, co-founder and CEO India of MakeMyTrip added: “We welcome the ibibo team to the newly expanded MakeMyTrip family. The combination of these two enterprises, with their deep understanding of customer preferences, will help us provide an even stronger value proposition to our users and offer further career growth opportunities for all employees”

Ashish Kashyap, CEO ibibo Group, said: “Since I founded ibibo in 2007, we have innovated and grown to become one of the leading travel companies in India, providing solutions not just for travellers, but for suppliers too. Deep, Rajesh and I saw a great opportunity to join forces, and I am excited that this merger enables all of us to continue a great journey together as the leading travel group in India.”

According to Bob van Dijk, CEO Naspers: “India is a key market for Naspers, and this deal reinforces our commitment to the country. ibibo and MakeMyTrip have built leading companies through their innovative use of technology to create exceptional experiences for people traveling throughout India and, increasingly, beyond. Today’s announcement underlines the continued ambition of Deep, Rajesh and Ashish and their teams, and I look forward to seeing the future success of this new and even stronger business.”

Naspers and Tencent, through their jointly owned holding company (91% owned by Naspers and 9% owned by Tencent), are selling ibibo Group to MakeMyTrip in exchange for an issuance of new shares by MakeMyTrip. Upon closing of the transaction, MakeMyTrip will own 100% of ibibo Group. Naspers and Tencent will become the single largest shareholder in MakeMyTrip, owning a 40% stake, and will contribute proportionate working capital upon closing.

Additionally, prior to closing, the US$180 million, 5-year convertible notes issued by MakeMyTrip Limited to Ctrip.com International, Ltd. (“Ctrip”) (NASDAQ: CTRP) in January 2016 will also be converted into common equity, resulting in Ctrip having an approximately 10% stake in the combined entity.

The transaction is expected to close by the end of December 2016 and is subject to approval by MakeMyTrip shareholders and regulatory approvals.

Morgan Stanley is acting as exclusive financial advisor to MakeMyTrip and has also provided a fairness opinion to the Board of MakeMyTrip. Latham and Watkins, S&R Associates and Appleby are acting as legal advisors to MakeMyTrip. Goldman Sachs is acting as exclusive financial advisor to ibibo and Naspers, while Cravath, Swaine & Moore, Trilegal and BLC Roberts are acting as legal advisors.

We shall be hosting a conference call today at 20:00 IST / 16:30 CET / 10:30 EST. Conference call details below.

Participant	(Passcode: 2025907)
Singapore	(8001) 011-512
India	(1800) 3070-5400
South Africa	(0800) 994-050
UK	(080) 0028-8438
US	(844) 883-3862

Company contacts:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

Meloy Horn

Group IRO

Naspers Limited

+27(82) 772-7123

Meloy.horn@naspers.com

About MakeMyTrip

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 33,000 hotels and guesthouses in India, more than 310,000 hotels outside India, Indian Railways and several major Indian bus operators.

About ibibo:

The ibibo Group operates integrated travel properties such as Goibibo.com (leading hotels and air aggregator), redBus.in (leading online bus ticketing platform), YourBus (Vehicle tracking application), and recently launched car sharing app, ibibo Ryde. The company’s mission is to organize the transportation and accommodation industry and connect it with travellers. At 7.65mn unique transactions a quarter, ibibo is one of the leading travel companies in India.

For more information, please visit www.ibibo.com.

About Naspers:

Founded in 1915, Naspers is a global internet and entertainment group and one of the largest technology investors in the world. Operating in more than 130 countries and markets with long-term growth potential, Naspers builds leading companies that empower people and enrich communities. It runs some of the world’s leading platforms in internet, video entertainment, and media.

Naspers companies connect people to each other and the wider world, help people improve their daily lives, and entertain audiences with the best of local and global content. Every day, millions of people use the products and services of companies that Naspers has invested in, acquired or built, including Allegro, Avito, Brainly, Codecademy, eMAG, Flipkart, letgo, Media24, Movile, MultiChoice, OLX, PayU, ShowMax, SimilarWeb, Twiggle, and Udemy. Similarly, hundreds of millions of people have made the platforms of its associates Tencent (www.tencent.com; SEHK 00700) and Mail.ru (www.corp.mail.ru; LSE: MAIL) a part of their daily lives.

Naspers is listed on the Johannesburg Stock Exchange (NPN.SJ) and has an ADR listing on the London Stock Exchange (LSE: NPSN).

For more information, please visit www.naspers.com.

Important Information for Investors and Shareholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of MakeMyTrip for their consideration. MakeMyTrip will provide a proxy statement to its respective shareholders for consideration of the proposed transaction. Investors and security holders are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about MakeMyTrip, ibibo Group and the proposed transaction. Investors and security holders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about MakeMyTrip and the transaction free of charge at the website of Securities and Exchange Commission (SEC) at http://www.sec.gov. In addition, the proxy statement, the SEC filings that may be incorporated by reference in the proxy statement and the other documents filed with the SEC by MakeMyTrip may be obtained free of charge by directing such request to request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.

MakeMyTrip and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the shareholders of MakeMyTrip. Information about the directors and executive officers of MakeMyTrip is set forth in MakeMyTrip’s annual report on Form 20-F, which was filed with the SEC on June 14, 2016. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Special Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of ibibo Group by MakeMyTrip, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) MakeMyTrip and ibibo Group’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of MakeMyTrip’s business, including the effects of the proposed acquisition of ibibo Group by MakeMyTrip, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (ii) the inability to complete the transaction due to the failure to obtain the required shareholder approval; (iii) the inability to satisfy the other conditions specified in the transaction agreement, including without limitation, the receipt of necessary governmental or regulatory approvals required to complete the transaction; (iv) the inability to successfully integrate the businesses of MakeMyTrip and ibibo Group or to integrate the businesses within the anticipated timeframe; (v) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer or supplier loss and employee retention as a result of the announcement and consummation of such transactions; (vi) the inability to recognize the anticipated benefits of the combination of MakeMyTrip and ibibo Group, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (vii) the outcome of any legal proceedings that may be instituted against MakeMyTrip, ibibo Group or others following announcement of the transaction; and (viii) the possibility that MakeMyTrip or ibibo Group may be adversely affected by other economic, business, and/or competitive factors.

Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaims any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.